EXECUTION COPY

02045387

PE 6-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
JUN 28 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

FRANCE TELECOM

(Translation of registrant's name into English)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated June 26, 2002 announcing the sale of real estate assets.

PADOCS01/ 217107.12

france telecom

www.francetelecom.com

France Telecom sells further real estate assets for euro 510 million

This transaction is part of the Group's debt reduction programme and marks the second phase in a plan originally announced in January 2001 to divest real estate assets

Paris, June 26th, 2002 - As a result of a competitive auction, France Telecom has entered today into an agreement to sell 457 properties for a total of about euro 510 million to Morgan Stanley International Real Estate Funds and Foncière des Régions.

According to the terms of the agreement, France Telecom and the consortium led by Morgan Stanley have committed to complete the transaction progressively in the coming months. The transaction includes properties located throughout France mainly in the provinces with an average surface area of 2,000 sqm. It is composed of approximately one third office buildings and two thirds mixed-use buildings that include offices and the Group's telecommunications equipment. The majority of the properties sold will be leased back by the France Telecom Group on standard 6 or 9-year leases. Assets to be vacated in the short term represent approximately 7% of the surface area of the total portfolio.

Financial and legal terms negotiated by France Telecom for this transaction are very similar to those agreed upon for the first real estate divestiture.

This second transaction also has similar objectives to those outlined by France Telecom in its real estate divestiture programme:

1. **Refocus on its core business as a telecommunications services provider**. This transaction reflects France Telecom's strategy of refocusing and growing its core businesses. With this second disposal, the real estate portfolio sold by France Telecom since November 2001 will represent approximately 50% of the total surface area occupied by the Group.

2. **Ongoing rationalization of property operating costs**. This transaction will give France Telecom greater flexibility in accommodating its office and equipment housing needs. The group will benefit from the financial strength and extensive regional property management capabilities of the consortium acquiring the assets, within the scope of a long-term partnership designed to optimize the use of these properties.

3. **Reduce debt**. The transaction is part of the France Telecom Group's debt reduction programme. It marks the second phase in a plan originally announced in January 2001 to divest real estate assets. In November 2001, France Telecom announced the sale of 473 properties for a total of euro 2.97 billion. To date, the sale of more than 90% of these buildings has been finalised. In conjunction with this disposal programme, France Telecom will actively continue its policy of progressive individual asset sales, which have realised approximately euro 100 million per annum since 1999.

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

France Telecom was advised by JPMorgan and BNP Paribas in both phases of this divestiture programme.

Press contacts:

Nilou du Castel, head of the press service
nilou.ducastel@francetelecom.com

Emilie Richer
emilie.richer@francetelecom.com

Tel.: +33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: June 27, 2002

By: ______________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations